[Letterhead of Nuo Therapeutics, Inc.]

January 9, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuo Therapeutics, Inc.

Registration Statement on Form S-1/A

Filed December 23, 2016
File No. 333-214748

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 AM on January 11, 2017, or as soon thereafter as is practicable.

Very truly yours,

Nuo Therapeutics, Inc.

By:	/s/ David E. Jorden
Name:	David E. Jorden
Title:	Chief Executive Officer and Chief Financial Officer